UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 16, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Eastern Airlines Corporation Limited

File No. 1-14550 - CF#25349

China Eastern Airlines Corporation Limited submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 24, 2010.

Based on representations by China Eastern Airlines Corporation Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 4.18	through June 21, 2030
Exhibit 4.22	through June 21, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support